UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)

Telecom Italia S.p.A.

(Name of Issuer)

Common Shares of euro 0.55 par value each

(Title of Class of Securities)

87927W10

(CUSIP Number)

Michele Amendolagine
Head of Corporate Affairs
Assicurazioni Generali S.p.A.
Piazza Duca degli Abruzzi, 2
Trieste 34132, Italy
+39 040 67 1111

October 28, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

SCHEDULE 13D

CUSIP No. 87927W10	Page 2 of 22 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Assicurazioni Generali S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,278,702,263
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,278,702,263
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,278,702,263
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24,5%
14		TYPE OF REPORTING PERSON (See Instructions) IC

SCHEDULE 13D

CUSIP No. 87927W10	Page 3 of 22 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alleanza Toro S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,278,702,263
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,278,702,263
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,278,702,263
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24,5%
14		TYPE OF REPORTING PERSON (See Instructions) IC

SCHEDULE 13D

CUSIP No. 87927W10	Page 4 of 22 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) INA Assitalia S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,755
	8	SHARED VOTING POWER 3,278,702,263
	9	SOLE DISPOSITIVE POWER 22,755
	10	SHARED DISPOSITIVE POWER 3,278,702,263
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,278,702,263
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24,5%
14		TYPE OF REPORTING PERSON (See Instructions) IC

SCHEDULE 13D

CUSIP No. 87927W10	Page 5 of 22 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Generali Lebensversicherung AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,278,702,263
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,278,702,263
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,278,702,263
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24,5%
14		TYPE OF REPORTING PERSON (See Instructions) IC

SCHEDULE 13D

CUSIP No. 87927W10	Page 6 of 22 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Generali Vie S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,278,702,263
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,278,702,263
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,278,702,263
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24,5%
14		TYPE OF REPORTING PERSON (See Instructions) IC

This Amendment No. 4 amends the Statement on Schedule 13D, dated October 30, 2007, as subsequently amended (the “Schedule 13D”), filed by Assicurazioni Generali S.p.A. (“Assicurazioni Generali”), a company incorporated under the laws of the Republic of Italy, and by Alleanza Toro S.p.A. (formerly known as Alleanza Assicurazioni S.p.A.), INA Assitalia S.p.A. (each incorporated under the laws of Italy), Generali Lebensversicherung AG (formerly known as Volksfürsorge Deutsche Lebenversicherung AG) (incorporated under the laws of Germany), and Generali Vie S.A. (incorporated under the laws of France), the latter four companies each belonging to the Assicurazioni Generali group (the “Other Generali Investors” and, together with Assicurazioni Generali, “Generali”), with respect to the ordinary shares, Euro 0.55 par value per share (the “Telecom Italia Shares”), of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy (“Telecom Italia”).  The relationships between the Generali companies and their interests in the Telecom Italia shares are described in detail in the previously filed Amendment No. 2 to the Schedule 13D.  Capitalized terms used in this Amendment No. 4 without definition have the meanings ascribed to them in the Schedule 13D.

Introduction.

On April 28, 2007, a group of investors (the “Investors”) made up of Assicurazioni Generali (together with the Assicurazioni Generali group companies (Alleanza Toro S.p.A., formerly known as Alleanza Assicurazioni S.p.A., INA Assitalia S.p.A., Generali Lebensversicherung AG, formerly known as Volksfürsorge Deutsche Lebenversicherung A.G., and Generali Vie S.A.) that became investors on October 25, 2007 pursuant to the October 25th Amendment (as defined below),  together “Generali”), Sintonia S.A. (“SI”), Intesa Sanpaolo S.p.A. (“Intesa Sanpaolo”), Mediobanca S.p.A. (“Mediobanca” and, together with Generali, SI and Intesa Sanpaolo, the “Italian Investors”) and Telefónica S.A., the Spanish-based telecommunications operator (“Telefónica”), entered into a co-investment agreement (as subsequently amended by an amendment agreement on October 25, 2007 (the “October 25th Amendment”), the “Co-Investment Agreement”).  The Co-Investment Agreement established the terms and conditions for their participation in Centotrenta 4/6 S.r.l., an Italian company with registered office at Galleria del Corso 2, Milan, Italy, fiscal code n. 05277610969 subsequently transformed into an Italian joint stock company and renamed as Telco S.p.A. (“Telco”), an Italian corporation.  On November 15, 2007, the registered office of Telco was transferred to Via Filodrammatici 3, Milan, Italy.

Through Telco, the Investors purchased the entire share capital of Olimpia S.p.A. (“Olimpia”), which in turn held at that time 2,407,345,359 Telecom Italia Shares, or approximately 18% of the ordinary share capital, of Telecom Italia, from Pirelli & C. S.p.A. (“Pirelli”) and Sintonia S.p.A. and SI (together, “Sintonia”).  The closing of the purchase of the entire share capital of Olimpia, divided into 4,630,233,510 ordinary shares (the “Olimpia Shares”) pursuant to the Share Purchase Agreement occurred on October 25, 2007, following the receipt of the announcement of forthcoming governmental approvals from the Brazilian telecommunications authority on October 23, 2007 (the “Announcement”), an unofficial English translation of which was previously filed on Schedule 13D as Exhibit 11.

In addition to Telco’s participation in Telecom Italia’s ordinary share capital through its interest in Olimpia, on October 25, 2007 pursuant to the Co-Investment Agreement, Generali and Mediobanca contributed to Telco the Telecom Italia Shares they held on that date.  These shares amounted to 5.6% of Telecom Italia’s ordinary share capital, with the individual contributions of Generali and Mediobanca amounting to 4.06% and 1.54%, respectively, of Telecom Italia’s ordinary share capital, and brought Telco’s direct and indirect participation in Telecom Italia’s ordinary share capital to approximately 23.6%.  Copies of the Co-Investment Agreement and the October 25th Amendment were previously filed on Schedule 13D as Exhibits 3 and 9, respectively.

On April 28, 2007, the Investors also entered into a shareholders agreement (as subsequently amended, the “Shareholders Agreement”), pursuant to which the Investors set out, among other things, the principles of corporate governance of Telco and Olimpia, respectively, the transfer of Telco’s shares and any Olimpia Shares or Telecom Italia Shares directly or indirectly owned by Telco and the principles of designation, among the Investors, of candidates to be included in a common list for the appointment of directors of Telecom Italia under the voting list mechanism provided for by Telecom Italia’s by-laws.  A copy of the Shareholders Agreement was previously filed on Schedule 13D as Exhibit 5.

Pursuant to the October 25th Amendment, the Investors acknowledged the content of the Announcement and each of the Investors undertook to implement the content thereof through appropriate actions within the time frame set forth therein.  On November 19, 2007, the Investors entered into an Amendment to the Shareholders Agreement and to the Bylaws (the “November 19th Amendment”) to address the content of the Announcement, and each of the Investors undertook to implement such content through appropriate legal measures and actions including amending the Shareholders Agreement and by-laws of Telco as provided in the November 19th Amendment.  A copy of the November 19th Amendment was previously filed as Exhibit 14 and an unofficial English translation of the amended and restated by-laws of Telco (the “Telco By-laws”) was previously filed on Schedule 13D as Exhibit 15.

Separately, on November 6, 2007, pursuant to the Shareholders Agreement, Telco and Telefónica entered into a Call Option Agreement (the “Option Agreement”) to grant Telefónica an option to purchase Telecom Italia Shares or Olimpia Shares, as the case may be, from Telco in the event that a decision to dispose or encumber Telecom Italia Shares or Olimpia Shares, as the case may be, or any rights attached thereto, including but not limited to voting rights, is taken by the board of directors of Telco by simple majority and Telefónica is a dissenting party.  A copy of the Option Agreement was previously filed on Schedule 13D as Exhibit 16.  On November 15, 2007, pursuant to Article 5 of the Option Agreement, Olimpia adhered to and accepted all the terms and conditions of the Option Agreement.  A copy of the Olimpia adherence letter was previously filed on Schedule 13D as Exhibit 17.

In March 2008, Telco acquired 121,530,000 Telecom Italia Shares, representing 0.91% of Telecom Italia’s share capital.  As a result, Telco’s holding in Telecom Italia increased from 23.6% to 24.5% equal to 3,278,702,623 Telecom Italia Shares.

On October 28, 2009, SI requested, pursuant to Article 11(b) of the Shareholders Agreement, the non-proportional de-merger of Telco, with the assignment of its pro rata share of the assets and liabilities of Telco (comprised of Telecom Italia Shares held by Telco representing approximately 2.06% of Telecom Italia share capital).

On the same date the Investors other than SI, namely Intesa Sanpaolo, Mediobanca, Generali and Telefónica (collectively, the “Non-Exiting Shareholders”) acknowledged SI’s decision and, by entering into a Renewal Agreement dated October 28, 2009 and effective as of April 28, 2010 (the “Renewal Agreement”), agreed (i) not to request the non-proportional de-merger of Telco, with the assignment of their corresponding share of Telecom Italia Shares at that time; and (ii) to renew the Shareholders Agreement for an additional term of three years until April 27, 2013 substantially on the same terms and conditions, except to provide that (a) the right of the Non-Exiting Shareholders to request the non-proportional de-merger of Telco not later than six months prior to the new expiry date will only be exercisable in the period between October 1, 2012 and October 28, 2012, and (b) for an early withdrawal right period exercisable between April 1, 2011 and April 28, 2011 (such Shareholders Agreement, as amended and renewed, the “New Shareholders Agreement”).  A copy of the Renewal Agreement is filed as Exhibit 18 hereto.

The Non-Exiting Shareholders also agreed, in the Renewal Agreement, to consider and evaluate – together with SI – mutually agreed alternative ways to permit SI to exit Telco, other than through non-proportional de-merger.

In connection with the Renewal Agreement, separately on October 28, 2009, Telco and Telefónica entered into an Amendment Deed to the Call Option Agreement (the “Amendment to Option Agreement”) (i) to extend the term of the Option Agreement to coincide with the expiration date of the New Shareholders Agreement, and (ii) to exempt certain transactions regarding the Telecom Italia Shares, namely those related to the exercise of de-merger and early withdrawal rights pursuant to Article 11(b) of the Shareholders Agreement.  A copy of the Amendment to Option Agreement is filed as Exhibit 19 hereto.

Items 3, 5, 6 and 7 of the Schedule 13D are hereby amended and supplemented to add the following:

Item 3. Source and Amount of Funds or Other Consideration.

Telco’s March 2008 acquisition of 121,530,000 Telecom Italia Shares (representing 0.91% of Telecom Italia’s share capital) was made in cash for a total consideration of approximately euro 149,846,490 and was funded through an existing loan facility granted by Intesa Sanpaolo and Mediobanca to Telco.

Item 5. Interest in Securities of the Issuer.

Following the acquisition, in March 2008, of 121,530,000 Telecom Italia Shares (representing 0.91% of Telecom Italia’s share capital) made by Telco, the number of Telecom Italia Shares that Generali, through its 28.01% interest in Telco, may be deemed to own, is 3,278,702,623 Telecom Italia Shares, representing approximately 24.5% of the outstanding Telecom Italia Shares.  Generali may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the dispositions of such Telecom Italia Shares.

The beneficial ownership of Telecom Italia Shares by the persons listed in Annexes A-1, A-2, A-3, A-4 and A-5 to this Amendment No. 4, if any, is indicated next to such person’s name in such Annexes.  To the best of Assicurazioni Generali’s and each of the Other Generali Investors’ knowledge, as applicable, and except as otherwise indicated in such Annexes, such persons have sole voting and dispositive power over the Telecom Italia Shares that they beneficially own, if any.  Other than as disclosed in such Annexes, over the last sixty days, the persons listed in Annexes A-1, A-2, A-3, A-4 and A-5 have not effected proprietary transactions in Telecom Italia Shares.

Item 6.  Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.

RENEWAL AGREEMENT

The following summary of certain material provisions of the Renewal Agreement does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of such document attached as Exhibit 20 to this Amendment.

SI Exit

The Renewal Agreement provides that the Non-Exiting Shareholders shall (i) not request the non proportional de-merger of Telco pursuant to Article 11(b) of the Shareholders Agreement currently in force; (ii) consider and evaluate – together with SI – alternative ways to permit SI to exit Telco (the “Alternative Exit”); provided, however, that such Alternative Exit will be pursued only if and to the extent that it is agreed by the Non-Exiting Shareholders and SI at their own discretion prior to the completion of the de-merger; and (iii) acknowledge that SI shall no longer be bound by the Shareholders Agreement upon the earlier of (x) the completion of the de-merger or the completion of the Alternative Exit, and (y) the expiry date of the Shareholder Agreement currently in force, falling on April 28, 2010.

New Shareholders Agreement

In the Renewal Agreement, the Non-Exiting Shareholders acknowledged and agreed (i) that the Shareholders Agreement shall remain in full force and effect among the parties until its expiry date, falling on April 28, 2010, and (ii) to renew the Shareholders Agreement, subject to the amendments described below, substantially on the same terms and conditions, in the form of the New Shareholders Agreement that will have a term of three years, expiring on April 27, 2013.

The Renewal Agreement further provides, among other things, that:  (i) the right of each Not-Exiting Shareholder under Article 11(b) of the New Shareholders Agreement to request the non-proportional de-merger of Telco no later than six months prior to the expiry date of the New Shareholders Agreement, will only be exercisable in the period between October 1 and October 28, 2012 (the “Final Notice Period”); provided, however, that if the request for de-merger by one or more such Non-Exiting Shareholder is made during the last five days of the Final Notice Period, then the Final Notice Period shall be extended to November 5, 2012; (ii) each of the Non-Exiting Shareholder shall also have the right to withdraw from the New Shareholders Agreement (the “Right to Withdraw”) and to require the other Parties to cause the non-proportional de-merger of Telco pursuant to Article 11(b) of the New Shareholders Agreement by sending the relevant notice in the period between April 1 and April 28, 2011 (the “Early Withdrawal Notice Period”); provided, however, that if the request for de-merger by one or more such Non-Exiting Shareholder is made during the last five days of the Early Withdrawal Notice Period, then the Early Withdrawal Notice Period shall be extended to May 5, 2011.  Such withdrawal will be effective for such Non-Exiting Shareholder as of the date of completion of the de-merger, provided that the New Shareholders Agreement will continue in full force and effect (a) with respect to such Non-Exiting Shareholder, until the earlier of the date of completion of the de-merger and the expiry date of the New Shareholders Agreement, and (b) with respect to the other Non-Exiting Shareholders, the expiry date of the New Shareholders Agreement, falling on April 27, 2013.

The description of the Renewal Agreement in the Introduction to this Amendment is incorporated herein by reference.

AMENDMENT TO OPTION AGREEMENT

The following summary of certain material provisions of the Amendment to Option Agreement does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of such document attached as Exhibit 18 to this Amendment.

In connection with the execution of the Renewal Agreement, in the Amendment to Option Agreement, Telco and Telefónica have agreed to reflect the new term of the New Shareholders Agreement and extend the term of the Option Agreement through the expiration date of the New Shareholders Agreement, occurring on April 27, 2013.

Telco and Telefónica have also agreed that the call option of Telefónica shall not apply to the Telecom Italia Shares that the board of directors of Telco will have resolved to transfer to SI or to any Non-Exiting Shareholder having exercised the Right to Withdraw following (i) any Alternative Exit that will have been agreed by all Non-Exiting Shareholders as an alternative way to permit SI to exit from Telco pursuant to Article 1 of the Renewal Agreement, or (ii) an alternative way that will have been agreed by all Non-Exiting Shareholders to permit a party that has exercised the Right to Withdraw to exit from Telco.

The description of the Amendment to Call Option Agreement in the Introduction to this Amendment is incorporated herein by reference.

Item 7.  Materials to be Filed as Exhibits.

Exhibit 18:
Renewal Agreement, dated October 28, 2009, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.

Exhibit 19:	Amendment Deed to the Call Option, dated October 28, 2009, by and between Telefónica S.A. and Telco S.p.A.

Exhibit 20:	Joint press release, dated October 28, 2009, issued by Telefónica S.A., Assicurazioni Generali S.p.A, Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 20, 2009

ASSICURAZIONI GENERALI S.P.A.

/s/ Giovanni Perissinotto
Signature

Giovanni Perissinotto
Managing Director
Name/Title

/s/ Michele Amendolagine
Signature

Michele Amendolagine
Head of Group Corporate Affairs Department
Name/Title

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 20, 2009

ALLEANZA TORO S.P.A.

/s/ Amato Luigi Molinari
Signature

Amato Luigi Molinari
Chairman
Name/Title

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 20, 2009

INA ASSITALIA S.P.A.

/s/ Francesco Procaccini
Signature

Francesco Procaccini
Chairman
Name/Title

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 20, 2009

GENERALI LEBENSVERSICHERUNG AG

/s/ Winfried Spies
Signature

Winfried Spies
Chairman of Management Board
Name/Title

/s/ Jems Mueller
Signature

/s/ Jems Mueller
Director
Name/Title

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 20, 2009

GENERALI VIE S.A.

/s/ Claude Tendil
Signature

Claude Tendil
Chairman and General Manager
Name/Title

ANNEX A-1

DIRECTORS AND EXECUTIVE OFFICERS OF ASSICURAZIONI GENERALI

The name, title, present principal occupation or employment of each of the directors and executive officers of Assicurazioni Generali are set forth below.  The business address of each director and executive officer is Assicurazioni Generali’s address.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Assicurazioni Generali.  Unless otherwise indicated below, all of the persons listed below are citizens of the Republic of Italy.

Office	Name and surname	Position	Telecom Italia Shares Beneficially Owned

Chairman	Antoine Bernheim*	Chairman, Member of the Executive Committee, Executive Director	189,934 ordinary shares
Vice-Chairman	Gabriele Galateri di Genola	Member of the Executive Committee, Non-Executive Director, Member of the Remuneration Committee	176,000 ordinary shares and 88,000 saving shares
Managing Director	Sergio Balbinot	Managing Director, Member of the Executive Committee, Executive Director and General Manager	719 ordinary shares
Managing Director	Giovanni Perissinotto	Managing Director, Member of the Executive Committee, Executive Director and General Manager	103,049 ordinary shares
Director	Luigi Arturo Bianchi	Non-Executive Director, Independent Director, Member of the Internal Control Committee	None
Director	Ana Patricia Botin**	Non-Executive Director	None
Director	Diego Della Valle	Non-Executive Director, Independent Director	None
Director	Klaus-Peter Müller***	Non-Executive Director, Independent Director	None
Director	Alberto Nicola Nagel	Member of the Executive Committee, Non-Executive Director	None
Director	Reinfried Pohl***	Non-Executive Director	None
Director	Petr Kellner****	Non-Executive Director	None
Director	Francesco Gaetano Caltagirone	Non-Executive Director, Independent Director	None
Director	Leonardo Del Vecchio	Non-Executive Director, Independent Director, Member of the Remuneration Committee	None

Director	Lorenzo Pelliccioli	Member of the Executive Committee, Non-Executive Director, Independent Director	None
Director	Paolo Scaroni	Non-Executive Director, Independent Director, Chairman of the Remuneration Committee	None
Director	Alessandro Pedersoli	Non-Executive Director, Independent Director, Chairman of the Internal Control Committee	None
Director	Claude Tendil	Non-Executive Director	None
Director	Loïc Hennekinne*	Non-Executive Director, Independent Director, Member of the Internal Control Committee	None
Director	Kai-Uwe Ricke***	Non-Executive Director, Independent Director	None
General Manager	Raffaele Agrusti	Chief Financial Office	None

*	French citizen.
**	Spanish citizen.
***	German citizen.
****	Czech citizen.

ANNEX A-2

DIRECTORS AND EXECUTIVE OFFICERS OF ALLEANZA TORO S.P.A.

The name, title and information on ownership in Telecom Italia Shares of each of the directors and executive officers of Alleanza Toro S.p.A. are set forth below.  The business address of each director and executive officer is Alleanza Toro S.p.A.’s address.  Unless otherwise indicated below, all of the persons listed below are citizens of the Republic of Italy.

Office	Name and surname	Telecom Italia Shares Beneficially Owned

Chairman	Amato Luigi Molinari	None
Vice Chairman	Antoine Bernheim*	189,934 ordinary shares
Managing Director and General Manager	Luigi de Puppi	None
Director	Alberto Arnaboldi	None
Director	Fabio Corsico	None
Director	Danilo Ignazzi	10,000 saving shares
Director	Paolo Monferino	None
Director	Giulio Ponzanelli	None
Director	Alberto Pecci	24,000
Director	Giovanni Perissinotto	103,049 ordinary shares
Director	Giulio Ponzanelli	None
Director	Maurizio Sella	None
Director	Fabio Alberto Roversi	None
Director	Antonio Spallanzani	13,000 ordinary shares
General Manager	Sandro Panizza	None
General Manager	Dott. Luigi Rizzuti	None

*           French citizen.

ANNEX A-3

DIRECTORS AND EXECUTIVE OFFICERS OF INA ASSITALIA S.P.A.

The name, title and information on ownership in Telecom Italia Shares of each of the directors and executive officers of INA Assitalia S.p.A. are set forth below.  The business address of each director and executive officer is INA Assitalia S.p.A.’s address.  Unless otherwise indicated below, all of the persons listed below are citizens of the Republic of Italy.

Office	Name and surname	Telecom Italia Shares Beneficially Owned
Chairman	Francesco Procaccini	None
Director	Fabio Buscarini	None
Director	Massimo Ponzellini	14,250 saving shares
Director	Francesco Maria Attaguile	None
Director	Vincenzo Biondo	None
Director	Giuseppe Buoro	None
Director	Danilo Ignazzi	10,000 saving shares
Director	Aldo Minucci	2595 ordinary shares
Director	Giovanni Perissinotto	103,049 ordinary shares
Director	Carlos Zurita Delgado*	None

*       Spanish citizen.

ANNEX A-4

DIRECTORS AND EXECUTIVE OFFICERS OF GENERALI LEBENSVERSICHERUNG AG

The name, title and information on ownership in Telecom Italia Shares for the members of the Management Board and the Supervisory Board of Generali Lebensversicherung AG are set forth below.  The business address of each director and executive officer is Generali Lebensversicherung AG’s address.  Unless otherwise indicated below, all of the persons listed below are German citizens.

Management Board

Office	Name and surname	Telecom Italia Shares Beneficially Owned

Member	Frank Karsten	None
Member	Volker Seidel	None
Member	Winfried Spies, Vors.	None
Member	Roman Blaser	None
Member	Karl Pfister	None

Supervisory Board

Office	Name and surname	Telecom Shares Beneficially Owned

Chairman	Dietmar Meister	None
Member	Wolfgang Kaske	None
Member	Giovanni Liverani**	None
Member	Susanne Hille	*
Member	Hans-Joachim Schoeder	None
Member	Christoph Schmallenbach	None

Member	Dieter Strasser	None
Member	Marion Bernstein	None
Member	Berthold Bose	None
Member	Michael Feulner	*
Member	Reiner Müller	None
Member	Bernd Michaels	None

*	Not available.
**	Italian citizen.

ANNEX A-5

DIRECTORS AND EXECUTIVE OFFICERS OF GENERALI VIE S.A.

The name, title, and information on ownership in Telecom Italia Shares of each of the directors and executive officers of Generali Vie S.A. are set forth below.  The business address of each director and executive officer is Generali Vie S.A.’s address.  Unless otherwise indicated below, all of the persons listed below are citizens of the Republic of France.

Office	Name and surname	Telecom Italia Shares Beneficially Owned

Chairman and General Manager	Claude Tendil	None
Director	Stéphane Dedeyan	None
Director	Alessandro Donà*	None
Director	Alain Ficheur	None
Director	Jean-Yves Hermenier	None
Director	Eric Le Gentil	None
Director	Thomas Saunier	None
Director	Georges Drouin	None
Director	Yves Galland	None
Director	Paul-Marie Chavanne	None
Director	Jacques Maillot	None
Director	Jean-Pierre Thomas	None

*	Italian citizen.

Exhibit No.	Description

Exhibit 18:
Renewal Agreement, dated October 28, 2009, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.

Exhibit 19:	Amendment Deed to the Call Option, dated October 28, 2009, by and between Telefónica S.A. and Telco S.p.A.

Exhibit 20:	Joint press release, dated October 28, 2009, issued by Telefónica S.A., Assicurazioni Generali S.p.A, Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.